FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of September, 2006
GENERAL COMPANY OF GEOPHYSICS
(translation of registrant’s name into English)
1, rue Leon Migaux, 91341 MASSY FRANCE
(address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE
Sercel acquires Vibtech
Paris, September 28th 2006
Sercel, a subsidiary of Compagnie Generale de Geophysique (GGY) announces today that it has acquired all the outstanding shares in Vibration Technologies Limited “Vibtech” in a private transaction, for a cash consideration.
Based in Scotland, Vibtech, founded in 1996, has pioneered the use of advanced wireless technologies for seismic recording. This technology has now reached a new stage with the recent release of the Unite system, and field trials of this new generation equipment have attracted interest from both oil companies and seismic contractors.
The Unite system developed by Vibtech is a unique versatile product capable of recording and transmitting data in a stand alone or real time mode, enabling quality control while recording and capable of handling thousands of channels. Use of new transmission technologies also reduces limitations inherent to radio frequencies.
It is expected that the combination of Sercel expertise in seismic recording and new skills arising from Vibtech’s development group will help expand the capabilities of the Sercel portfolio of products and integrate advanced wireless technology with its latest generation products.
Vibtech will remain as a separate legal entity and pursue the sale of the Unite system under its name, but will progressively combine its strengths, particularly its 25 employees with those of Sercel in all areas including R&D, marketing and manufacturing.
The Securities will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by CGG from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially from those disclosed in forward-looking statements. The Compagnie Generale de Geophysique (CGG) is a global participant in the oilfield services industry, providing a wide range of seismic data acquisition, processing and reservoir services and software to clients in the Oil and Gas exploration and production business. It is also a global manufacturer of geophysical equipment through its subsidiary Sercel.
Contact : Christophe BARNINI (33) 1 64 47 38 10 /38 11
Email : invrel@cgg.com
Internet : www.cgg.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE
1, rue Leon Migaux
91341 — Massy Cedex

Date : September 28th 2006	By Senior Executive Vice President
Technology Control & Planning, and Communication
/Gerard CHAMBOVET/